UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)

Apollo Gold Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03761E102

(CUSIP Number)

Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

November 18, 2005

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,650,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 23,650,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO

This Schedule 13D (Amendment No. 2) (“Amendment No. 2”) amends the Schedule 13D filed by Jipangu Inc. (“Jipangu”) on June 13, 2005, as amended by Schedule 13D (Amendment No. 1) filed on October 31, 2005 (“Amendment No. 1”).

In Amendment No. 1, Jipangu disclosed that on October 17, 2005, Jipangu and Jipangu International Inc., a Delaware corporation, a wholly owned subsidiary of Jipangu (“Buyer”), entered into a Stock Purchase Agreement (the “SPA”) with the Issuer and Apollo Gold, Inc., a Delaware corporation, a wholly-owned subsidiary of the Issuer (“Seller”) for the sale by the Seller of all of the outstanding shares of each of Florida Canyon Mining, Inc., a Delaware corporation, Standard Gold Mining, Inc., a Delaware corporation, and Apollo Gold Exploration, Inc., a Delaware corporation (collectively, the “Nevada Subsidiaries”), to the Buyer for US$14.0 million, subject to certain conditions (the “Mines Purchase”).

In Amendment No. 1, Jipangu also disclosed that on October 17, 2005, Jipangu and the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) for a US$3.5 million private placement (the “Private Placement”) under which Jipangu would purchase up to 11,650,000 units priced at Cdn$0.35 per unit, with each unit consisting of one common share of the Issuer and 0.17167 of a warrant (for a total of up to 2,000,000 warrants), with each whole warrant exercisable for two years at Cdn$0.39 for one common share of the Issuer.

This Amendment No. 2 is being filed to report that the Mines Purchase closed on November 18, 2005.

Pursuant to the terms of the Subscription Agreement, the Private Placement is now scheduled to close on January 18, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of November 21, 2005

JIPANGU INC. By: /s/ Tamisuke Matsufuji Tamisuke Matsufuji President and Chief Executive Officer